UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-1415952

WILLOW CREEK ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Central Plaza, Suite 4703
18 Harbour Road, Wanchai, Hong Kong
Telephone: 011 8522 827-6288

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.00025

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)             ☐

Rule 12g-4(a)(2)             ☒

Rule 12h-3(b)(1)(i)         ☐

Rule 12h-3(b)(1)(ii)        ☐

Rule 15d-6                      ☐

Approximate number of holders of record as of the certification or notice date:     22

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Pursuant to the requirements of the Securities Exchange Act of 1934 Willow Creek Enterprises Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 27, 2013	By:	Larry Eastland, President

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